

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Khurram Qureshi
Chief Financial Officer
Lingo Media Corporation
151 Bloor Street West, #703
Toronto, Ontario Canada M5S 1S4

Re: **Lingo Media Corporation**
        Form 20-F for the year ended December 31, 2011
        Filed July 2, 2012
        File No. 333-98397

Dear Mr. Qureshi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the year ended December 31, 2011

Item 4. Information on the Company, page 11

Item 4.B. Business Overview, page 13

Segmented Information, page 15

1. We note from pages 15 and 16 that financial information for the year 2009 has been presented alongside the 2010 and 2011 data. We further note that your adoption date for IFRS was January 1, 2010 and therefore, your 2009 financial information is presented under Canadian GAAP. In this regard, it is not appropriate to present your IFRS financial data alongside financial data that has been prepared in accordance with Canadian GAAP. Refer to Instruction 3 to General Instruction G of Form 20-F and

revise to present your IFRS financial data separately from your previous GAAP financial data.

Item 5. Operating and Financial Review and Prospects, page 18

Operating Results, page 24

2. We note your discussion on page 24 indicating that for the years 2010 and 2009, financial information is presented in accordance with Canadian GAAP. If the discussion provided for 2010 is not presented in accordance with IFRS consistent with the 2010 financial statements included elsewhere in the filing, please amend your annual report on Form 20-F to include a revised discussion of your results of operations which compares the results of operations for the years ended December 31, 2011 and December 31, 2010 in accordance with IFRS, since you adopted IFRS on January 1, 2010.

3. Also, since your 2009 financial data is presented under Canadian GAAP and your 2010 information is required to be presented under IFRS, the comparative discussion of results of operations for these periods beginning on page 27 is not appropriate. Please refer to General Instruction G(e) of Form 20-F and revise the Form 20-F to remove the 2010 versus 2009 comparative discussion.

4. In a related matter, we note discussions of your results of operations for 2009, 2008, and 2007 beginning on page 31. Please note that a discussion of your results of operations for these periods is not required to be included in the filing. If you wish to continue to present this discussion, please revise to clearly identify the results of operations for these periods as being presented under Canadian GAAP and revise to present the discussion of these results separately from your operating and financial review discussion under IFRS. Alternatively, please remove the discussion of financial results for periods prior to your adoption date for IFRS.

5.B. Liquidity and Capital Resources, page 35

5. We note the disclosure on page 35 indicating that you have presented financial information for 2010 and 2009 in accordance with Canadian GAAP. Given your adoption date for IFRS of January 1, 2010, please amend your Form 20-F to present the information in your discussion of liquidity and capital resources for 2010 in accordance with IFRS.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles ("GAAP"), page 37

6. Given that you have adopted IFRS as of January 1, 2010 and that you no longer present financial statements in the filing for the years ended December 31, 2009 and 2008, please revise to eliminate the presentation of the reconciliation of your December 31, 2010,

  December 31, 2009 and December 31, 2008 net loss under Canadian GAAP to that under US GAAP. Similarly, you should revise to eliminate the presentation of earnings per share as determined under US GAAP for each of these periods as disclosed on page 39.

Item 15. Controls and Procedures, page 66

7. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the annual report*. Refer to Item 15(a) of Form 20-F and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

8. We refer to Item 15.B on page 67. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 15(d) of Form 20-F.

Item 17. Financial Statements, page 68

9. Please note that compliance with Item 18 rather than Item 17 is required for all issuer financial statements included in annual reports on Form 20-F, Securities Act registration statements and Exchange Act registration statements on Form 20-F. Accordingly, please amend your annual report on Form 20-F to comply with Item 18 of Form 20-F. In this regard, all references to Item 17 of Form 20-F included on pages 51 and 69 of your annual report on Form 20-F should reference Item 18 of Form 20-F.

Independent Auditors' Report, page 2

10. Please revise your annual report on Form 20-F to include an audit report that confirms compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In this regard, we note that in both the second and sixth paragraphs of the independent auditor's report that the financial statements are presented in accordance with International Financial Reporting Standards. In order to exclude the reconciliation to US GAAP, the financials must be presented in accordance with IFRS as issued by the IASB. Refer to the guidance outlined in Item 17c of Form 20-F.

11. In addition, we note that the "Emphasis of Matter" paragraph is not presented in accordance with PCAOB standards regarding going concern uncertainties. Please refer to

Khurram Qureshi
Lingo Media Corporation
December 13, 2012
Page 4

AU 341, paragraphs 12 and 13 and revise the report of the independent auditor accordingly.

Notes to Consolidated Financial Statements, page 8

22. Explanation of Transition to IFRS, page 29

12. To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief